UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING




Form 10-QSB                                                      SEC FILE NUMBER
For the quarterly period ended March 31, 2001                        0-12969


PART I
------

Full name of Registrant
TOUCHSTONE SOFTWARE CORPORATION

Address of Principal Executive Office (Street and Number)
1538 TURNPIKE STREET

City, State and Zip Code
NORTH ANDOVER, MASSACHUSETTS   01845

PART II - RULES 12b-25(b) AND (c)
---------------------------------

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

PART III - NARRATIVE
--------------------

During the first quarter of fiscal year 2001, the Company continues to redesign its business model as well as make numerous changes in an attempt to maintain a reasonable number of employees based on current revenue. A time consuming and necessary part of these activities involved with remaining a timely filer with an overall reduction in staff entails an extension of time. Therefore, as a result of the above activities, the Company has been unable to gather the information to be included in the Form 10-QSB in a timely manner without unreasonable effort or expense.






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

PART IV - OTHER INFORMATION
---------------------------

(1) Name and telephone number of person to contact in regard to this notification:

           CHRISTOPHER J. GAUDETTE                      978.686.6468

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                        [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ ] Yes   [X] No





                         TOUCHSTONE SOFTWARE CORPORATION
                         -------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   May 15, 2001              By:   /s/ Christopher J. Gaudette
        ------------                    ----------------------------------
                                        Christopher J. Gaudette
                                        Controller, Principal Accounting Officer
                                        Assistant Secretary















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